

December 26, 2012

Via E-mail
Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

      Re: **Morningstar, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               File No. 000-51280

Dear Mr. Cooley:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page 98

Note 2. Summary of Significant Accounting Policies, page 98

Principles of Consolidation, page 98

1. We understand that you consolidate those entities in which you have a controlling interest (but not wholly-owned) in accordance with ASC 810 and that investments in entities in which you exercise significant influence, but do not control, you use the equity method. Please tell us and expand your policy disclosure in future filings to clarify your consideration of whether or not you held any investments in companies that were variable interest entities (VIEs). To the extent that you do hold a variable interest in any VIE, tell us how you

concluded that you were not the primary beneficiary of the entity and tell us the specific guidance you used to support your accounting assessment.

2. We note from your disclosure on page 73 and elsewhere, that through various registered investment advisors (including those that are wholly-owned) you have total assets under advisement and management of $180.8 billion as of December 31, 2011. We also note from your disclosure on page 104 (Note 4. Segment and Geographical Area Information) your investment management services include fund-of-funds programs through your consulting business, managed retirement account services, and managed portfolio services (which includes a series of mutual fund, ETF, and stock portfolios). Please tell us and expand your policy disclosure in future filings to clarify your consideration of whether or not the funds offered through the services above were VIEs. Tell us the specific guidance you used to support your accounting assessment.

Note 3. Income Per Share, page 103

3. We note that you have multiple stock-based compensation plans that impact the calculation of your weighted average shares outstanding for computing diluted income per share. If applicable, please revise your future filings to disclose those securities that could potentially dilute EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to ASC 260-10-50-1c.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Scott Cooley
Morningstar, Inc.
December 26, 2012
Page 3

       You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3872 with any questions.

                        Sincerely,

                        /s/ Hugh West

                        Hugh West
                        Accounting Branch Chief